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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50672



SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLAYTON, LOWELL & CONGER, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1872 BALLINA ROAD
(No. and Street)

CAZENOVIA (City) NEW YORK (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. LEIGH GARBER, PRESIDENT (315) 655-9871
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name — *if individual, state last, first, middle name*)

135 DEWITT STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Lowell & Conger, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title

JESSICA CALVEY
Notary Public, State of New York
Appointed in Madison County
No. 01CA6061041
My Commission Expires July 09, 2005



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☐ (i) Information Relating to the Possession or control R equirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 -1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a -5(e)(3).*

CLAYTON, LOWELL & CONGER, INC.

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Clayton, Lowell & Conger, Inc.
Cazenovia, New York

We have audited the accompanying statement of financial condition of Clayton, Lowell & Conger, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Clayton, Lowell & Conger, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 16, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2002
354
WASH, D.C.
SECTION

CLAYTON, LOWELL & CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1)	$ 193,144
Deposits with clearing organization	50,264
Receivable for broker-dealer and clearing organization (Note 2)	9,055
Securities owned:	
Marketable - at market value (Notes 1 and 3)	8,843
Not readily marketable - at estimated fair value	11,280
Property and equipment - net (Notes 1 and 4)	61,015
Other assets	107,435
Total assets	$ 441,036

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 12,185
Accrued expenses	22,055
Accrued income taxes (Notes 1 and 6)	31,201
Total liabilities	65,441
Stockholders' equity	375,595
Total liabilities and stockholders' equity	$ 441,036

A copy of the Statement of Financial Condition of the December 31, 2001 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Cazenovia, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Clayton, Lowell & Conger, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company's transactions are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of bonds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented is below their costs by approximately $63,203.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	5 - 7 years
Leasehold improvements	10 years

Income Taxes

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Reclassification

Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2001.

Note 3. Marketable Securities

Cost and fair value of marketable securities at December 31, 2001 are as follows:

	Cost	Gross Unrealized Losses	Fair Value
Available for sale equity securities	$ 72,046	$ 63,203	$ 8,843

Note 4. Property and Equipment - Net

A schedule of property and equipment at December 31, 2001 is as follows:

Office equipment	$ 57,221
Leasehold improvements	49,976
	107,197
Accumulated depreciation	(46,182)
Property and equipment - net	$ 61,015

Depreciation expense was $21,899 for the year ended December 31, 2001.

Note 5. Commitments

The Company has an obligation under an office space lease with its President. The lease is on a month-to-month basis. As of December 31, 2001, lease payments were $3,000 per month, with the Company paying utilities and property taxes.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 6. Income Taxes

A summary of the Company's tax provision at December 31, 2001 is as follows:

Federal:	
Current	$ 24,394
Deferred	(12,646)
Total federal	11,748
State:	
Current	9,174
Deferred	(4,400)
Total state	4,774
Totals	$ 16,522

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Sources of temporary differences and the resulting tax assets and liabilities at December 31, 2001 are as follows:

Depreciation	$ (22,815)
Unrealized loss - investments	63,202
	40,387
Applicable tax rate	x 31%
Amounts included in other assets	$ 12,520

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of nontaxable income (loss), depreciation and nondeductible expenses.

Note 7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2001, the Company's aggregate indebtedness and net capital were $65,441 and $191,730, respectively, a ratio of (.34 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $186,730.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Related Party Transactions

The Company leases office space from its President, a related individual. Rent is $3,000 per month and the Company is responsible to pay utilities and property taxes. The lease is continued on a month-to-month basis, until cancelled by either party. Rent expense was $30,900 for the year ended December 31, 2001.